

March 24, 2014

Via E-mail
Mr. Scott W. Wilton
Secretary
Inland American Real Estate, Inc.
2901 Butterfield Road
Oak Brook, Illinois 60523

> **Re: Inland American Real Estate, Inc.**
> **Schedule TO**
> **Filed March 14, 2014**
> **File No. 005-85811**

Dear Mr. Wilton:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>What if I participate in the Company's Distribution Reinvestment Plan and want to tender all my Shares?, page 6</u>

1.   Disclosure indicates that holders will be deemed to have tendered shares that they did not affirmatively indicate an intention to tender. Similar provisions apply to fractional shares. Please advise us of the basis for these actions, or revise your disclosure.

<u>Withdrawal Rights, page 17</u>

2.   Disclosure indicates that stockholders may withdraw shares tendered at any time on or after May 9, 2014, if their shares have not been accepted for payment prior to that time. The date calculated in accordance with Rule 13e-4(f)(2)(ii) appears to be May 8, 2014. Please advise how you calculated the May 9, 2014 date, or revise your disclosure.

Conditions of the Offer, page 19

3.   Disclosure states "… we may terminate … the Offer … if at any time … any of the following events has occurred (or are determined by us to have occurred) that, in our judgment and regardless of the circumstances giving rise to the event or events (including any action or inaction by us), makes it inadvisable to proceed with the Offer…." The tender offer can be subject only to conditions that are based on objective criteria and are not within your control. Please revise this disclosure in all respects accordingly.

Plans and Proposals, page 23

4.   Disclosure in the last sentence of the second paragraph indicates that you may be endeavoring to provide security holders with material information through incorporation by reference. Similar disclosure appears on page 27. Please provide the authority upon which you rely to incorporate by reference in this manner previously filed and subsequently filed material, or revise your disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
        Michael J. Choate, Esq.
        Proskauer Rose LLP